EXHIBIT 19

EMBASSY BANCORP, INC.

INSIDER TRADING POLICY

Board: March 2024

Revised:March 2024

(Adopted:November 2010)

The Board of Directors has adopted the following Policy which applies to all personnel (including directors and officers) of our corporation and its subsidiaries (collectively called the "Company") arising from our legal and ethical responsibilities as a public company.  Adherence to this Policy and the procedures established herein is a condition of employment by the Company.

1.Prohibition Against Trading on Material Nonpublic Information:  If you are aware of material information relating to the Company which has not yet been made available to the public for at least two (2) full days (often called "inside information"), you are prohibited from trading in our securities, directly or indirectly, and from disclosing such information to any other persons who may trade in our securities.  For purposes of this Policy, “trade” or “trading” includes bona fide gifts of Company securities.

Materiality.  Materiality involves a relatively low threshold.  Any information, positive or negative, is "material" if it might be of significance to an investor in determining whether to purchase, sell or hold our securities.  Information may be significant for this purpose even if it would not alone determine the investor's decision.  Examples of material information include, but are not limited to:

•	Earnings information;
•	Proposals, plans or agreements, even if preliminary in nature, involving mergers, acquisitions, tender offers, joint ventures or changes in assets;
•	New products or discoveries or developments regarding customers or suppliers;
•	Changes in control or in management;
•	Change in auditor or auditor notification that the issuer may no longer rely on an auditor’s audit report;
•

An event regarding the Company’s securities – e.g., defaults on senior securities, calls of securities for redemption, repurchase plans, stock splits or changes in dividends, changes to the rights of securities holders, public or private sales of additional securities; or

•	Bankruptcies or receiverships.

The foregoing list is merely illustrative, and other information or events not identified above may be deemed material to an investor. When in doubt about whether particular nonpublic information is material, you should presume it is material.  Material information is not limited to historical facts, but may also include projections and forecasts. If you are unsure whether information is material, you should either consult the Chief Executive Officer, Chief Operating Officer, or Chief Financial Officer before making any decision to disclose such information (other than to persons who need to know it) or to trade in or recommend securities to which that information relates or assume that the information is material.

Nonpublic.  Insider trading prohibitions come into play only when you possess information that is material and "nonpublic." The fact that information has been disclosed to a few members of the public does not make it public for insider trading purposes. To be "public" the information must have been disseminated in a manner designed to reach investors generally, and the investors must be given the opportunity to absorb the information. Even after public disclosure of information about the Company, you must wait until the close of business on the second trading day after the information was publicly disclosed before you can treat the information as public.

Once the material information is made public, trading can occur after a lapse of two (2) full trading days.  Therefore, if an announcement is made before the commencement of trading on a Monday, an employee may trade in the Company's stock starting on the Wednesday of that week, because two full trading days would have elapsed by then (all of Monday and Tuesday).  If the announcement is made on Monday after trading begins, employees may not trade in the Company's stock until Thursday.

As with questions of materiality, if you are not sure whether information is considered public, you should either consult with the Chief Executive Officer, Chief Operating Officer, or Chief Financial Officer, or assume that the information is nonpublic and treat it as confidential.

The above prohibition against trading on inside information generally reflects the requirements of law as well as the Company's Policy.  As more fully discussed below, a breach of this Policy probably will constitute a serious legal violation as well.

2.Blackout Periods for Restricted Persons:  It is the policy of this Company that no Restricted Person of the Company (as identified on Schedule A) is permitted to trade any securities of the Company during any blackout period unless the trade was made pursuant to an applicable exception from the restrictions set forth in SEC Rule 10b-5 and the trade was pre-cleared by the Company’s Chief Executive Officer, Chief Operating Officer,  or Chief Financial Officer at least three (3) business days prior to the proposed trade.

Quarterly Blackout Periods.  Trading in the Company's securities is prohibited during the period beginning at the close of the market five (5) business days before the end of each of the first three fiscal quarters (March 31, June 30 and September 30), and ten (10) business days before the end of the 4th fiscal quarter (December 31), and in each case ending at the close of business on the second full trading day following the date the Company's financial results are publicly disclosed on a Form 10-Q or Form 10-K (or in an earnings release filed on a Form 8-K). During these periods, Covered Persons generally possess or are presumed to possess inside information about the Company's financial results.

Other Blackout Periods.  From time to time, other types of inside information regarding the Company (such as negotiation of mergers, acquisitions or dispositions, investigation and assessment of cybersecurity incidents, etc.) may be pending and not be publicly disclosed. While such inside information is pending, the Company may impose special blackout periods during which Covered Persons are prohibited from trading in the Company's securities. If the Company imposes a special blackout period, it will notify the Restricted Persons affected.

Trading During Blackout Periods.

The following transactions are generally impermissible during blackout periods:

•	Open market purchase or sales of Company securities;
•	Purchase or sale of Company securities through a broker;
•	Exercise of stock options where all or a portion of the acquired stock is sold during the blackout period (for example, broker-assisted cashless exercises); and
•	New cash investments, enrollment or changes in elections in a dividend reinvestment plan.

The following transactions are generally permissible during blackout periods, with the prior authorization of the Company’s Chief Executive Officer, Chief Operating Officer, or Chief Financial Officer:

•

Exercise of stock options where no Company stock is sold in the market to fund the option exercise (for example, a regular exercise of a stock option in which the purchase price is tendered at the time of the exercise);

•	Regular investment in a dividend reinvestment plan provided; however, that the Restricted Person enrolled in the plan or last made changes in their elections during a non-blackout period;
•

Bona fide gifts of Company stock; provided, that the done of the gift first expressly agree not to dispose of the gifted Company stock until notified by the insider donor that he or she is no longer in possession of inside information;

•	Transfers of Company stock to or from a trust;
•

Transactions pursuant to pre-arranged, written plans compliant with SEC Rule 10b5-1 and pre-approved by the Company’s Chief Executive Officer, Chief Operating Officer, or Chief Financial Officer (for additional information regarding 10b5-1 Plan, please contact the Company’s Chief Executive Officer, Chief Operating Officer, or Chief Financial Officer); and

•

Purchases made pursuant to a Company sponsored employee stock purchase plan; provided, however, that the employee enrolled in the plan or last made changes in their elections during a non-blackout period.

Note that the limitations in Section 1 above relating to inside information remain applicable in the period when trading is permitted by this Section 2.  These two sections apply independently.  In other words, even if you are in an open trading window, you may not trade in Company securities if you are otherwise in possession of inside information.

3.Confidentiality Generally:  Serious problems could be caused for the Company by unauthorized disclosure of internal information about the Company (or confidential information about our customers or vendors), whether or not for the purpose of facilitating improper trading in our securities.  Company personnel should not discuss internal Company matters or developments with anyone outside of the Company, except as required in the performance of regular corporate duties.

This prohibition applies specifically (but not exclusively) to inquiries about the Company which may be made by the financial press, investment analysts or others in the financial community.  It is important that all such communications on behalf of the Company be made only through an appropriately designated officer under carefully controlled circumstances.   Unless you are expressly authorized to the contrary, if you receive any inquiries of this nature, you should decline comment and refer the inquiry to Chief Executive Officer, Chief Operating Officer, or Chief Financial Officer.

4.Information About Other Companies:  In the course of your employment or service as a director, you may become aware of inside information about other public companies – for example, loan customers or other companies with which our Company has business dealings.  You are prohibited from trading in the securities of any other public company at a time when you are in possession of inside information about such company.

5.Tipping:  Improper disclosure of inside information to another person who trades in the securities (so-called "tipping") is also a serious legal offense by the tipper and a violation of the terms of this Policy.  If you disclose inside information about our Company, or inside information about any other public company which you acquire in connection with your employment with our Company, you may be fully responsible legally for the trading of the person receiving the information from you (your "tippee") and even persons who receive the information directly or indirectly from your tippee.  Accordingly, in addition to your general obligations to maintain confidentiality of information obtained through your employment and to refrain from trading while in possession of such information, you must take utmost care not to discuss confidential or non-public information with family members, friends or others who might abuse the information by trading in securities.

6.Limitation on Certain Trading Activities:  We encourage interested employees to own our stock as a long-term investment at levels consistent with their individual financial circumstances and risk-bearing abilities (since ownership of any security entails risk).  However, Company personnel may not trade in puts, calls or similar options on our stock or sell our stock “short.”  You may, of course, exercise any stock options granted to you by the Company.  Any subsequent sale of such shares, however, is subject to this Policy.

7.Pre-clearance of Restricted Person Transactions.  In order to reduce the potential for insider trading allegations or trading during blackout periods, Restricted Persons are obligated to pre-clear with the Company’s Chief Executive Officer, Chief Operating Officer, or Chief Financial Officer any proposed transactions in Company securities at least three (3) business days prior to the effective time of the proposed transaction. These procedures also apply to transactions by such person's spouse, other persons living in such person’s household and minor children and to transactions by entities over which such person exercises control. The officer shall record the date each request is received and the date and time each request is approved or disapproved. Unless revoked, a grant of permission will normally remain valid until the close of trading three (3) business days following the day on which it was granted. If the transaction does not occur during the three-day period, pre-clearance of the transaction must be re-requested.

8.Consequence of Violation:  The Company considers strict compliance with this Policy to be a matter of utmost importance.  We would consider any violation of this Policy by a director or employee as a threat to our reputation.  Violation of this Policy could cause extreme embarrassment and possible legal liability to you and the Company.  Knowing or willful violations of the letter or spirit of this Policy will be grounds for immediate dismissal from the Company.

A person who violates insider trading laws by engaging in transactions in a company's securities when he or she has inside information can be sentenced to a substantial jail term and required to pay a criminal penalty of several times the amount of profits gained or losses avoided.

In addition, a person who tips others may also be liable for transactions by the tippees to whom he or she has disclosed inside information. Tippers can be subject to the same penalties and sanctions as the tippees, and the SEC has imposed large penalties even when the tipper did not profit from the transaction.

The SEC can also seek substantial civil penalties from any person who, at the time of an insider trading violation, "directly or indirectly controlled the person who committed such violation," which would apply to the Company and/or management and supervisory personnel. These control persons may be held liable for up to the greater of $1 million or three (3) times the amount of the profits gained or losses avoided. Even for violations that result in a small or no profit, the SEC can seek penalties from a company and/or its management and supervisory personnel as control persons.

9.Resolving Doubts:  If you have any doubt as to your responsibilities under this Policy, including whether information you possess could be deemed material and nonpublic, seek clarification and guidance from the Company’s Chief Executive Officer, Chief Operating Officer, or Chief Financial Officer before you act.  Do not try to resolve uncertainties on your own.

10.A Caution About Possible Inability to Sell:  Although the Company encourages employees to own our stock as a long-term investment, all personnel must recognize that trading in securities may be prohibited at a particular time because of the existence of inside information.  Anyone purchasing our stock must consider the inherent risk that a sale of the stock could be prohibited at a time he or she might desire to sell.  The next opportunity to sell might not occur until after an extended period, during which the market price of the stock might decline.

11.Acknowledgment.  All Restricted Persons are required to sign the attached acknowledgment and certification.

ACKNOWLEDGMENT AND CERTIFICATION

The undersigned does hereby acknowledge receipt of the Company's Insider Trading Policy. The undersigned has read and understands (or has had explained) such Policy and agrees to be governed by such Policy at all times in connection with the purchase and sale of securities and the confidentiality of nonpublic information.

__________________________________ (Signature)
__________________________________ (Please print name)
Date: ________________________

Schedule A

Restricted Persons

Directors:

Frank Banko III

Geoffrey Boyer

John Englesson

Patti Gates Smith

Bernard Lesavoy

John Pittman

John Yurconic

Named Executive Officers:

David M. Lobach, President, CEO, Chairman

Judith A. Hunsicker, FEO, CFO, COO

Diane M. Cunningham, SEVP Retail Banking

Lynne M. Neel, SEVP, Finance and Operations

Executive Leadership and Finance Officers:

Mark Casciano, SVP, Strategic Initiatives

Michael Macy, EVP, Chief Lending Officer Business Banking

Jeff Skumin, EVP, Finance

Brandi Stefanov, EVP, Branch Administration

Laura Suplee, SVP, Finance

Jennifer Tropeano, EVP, Chief Lending Officer Retail Lending